Michele White, C.P.G.
#11252, American Institute of Professional Geologists
All One River, LLC
634 Pulver Rd.
Lake George, CO 80827
719-748-3270
Aubassoon@aol.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Michele White, C.P.G., do hereby consent to the public filing of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, dated April 27, 2012, with an effective date of December 31, 2011 (the “the Technical Report”) by Yukon-Nevada Gold Corp. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated April 23, 2012 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

DATED the 27th day of April, 2012.

“Signed”
Michele White, C.P.G.